FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1
Material fact, dated April 13, 2007, regarding Fortis, Royal Bank of Scotland and Banco Santander Central Hispano S.A.’s collective interest in putting forward a proposal for the acquisition of ABN AMRO.

Item 1
The following is an English translation of the Hecho Relevante (material fact) filed by Banco Santander Central Hispano, S.A. with the Spanish Comisión Nacional del Mercado de Valores (National Securities Market Commission) on April 16, 2007.
13 April 2007 — Fortis, Royal Bank of Scotland and Santander
In view of recent press speculation, Fortis, Royal Bank of Scotland and Santander (collectively, “the Banks”) can confirm that they submitted a joint letter dated 12 April 2007 to the Chairmen of the Supervisory and Managing boards of ABN AMRO to express the Banks’ interest in putting forward a proposal for the acquisition of ABN AMRO and their preference to work with ABN AMRO to make an offer to ABN AMRO shareholders.
The Banks have requested access to the same due diligence information given to Barclays.
The Banks hope to take discussions forward with the Supervisory and Managing boards of ABN AMRO, although there can be no certainty that these discussions will lead to a transaction or the form it might take.
No further comments will be made at this time.

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995. Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. No offering of securities may be made in the United States except pursuant to registration under the US Securities Act of 1933 or an exemption therefrom.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: April 17, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President